March 29, 2019

Natasha Giordano
Chief Executive Officer
PLx Pharma Inc.
8285 El Rio Street, Suite 130
Houston, TX 77054

       Re: PLx Pharma Inc.
           Registration Statement on Form S-3
           Filed March 27, 2019
           File No. 333-230550

Dear Ms. Giordano:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sonia Bednarowski at 202-551-3666 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance